SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                        COMMISSION FILE NUMBER 000-27549

                           NOTIFICATION OF LATE FILING

                                  (Check One):

                              [X] Form 10-K and Form 10-KSB
                                  [ ] Form 11-K
                                  [ ] Form 20-F
                                  [ ] Form 10-Q
                                  [ ] Form N-SAR

                        For Period Ended: December 31, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                   For the Transition Period Ended: _________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                         PART I. REGISTRANT INFORMATION.

                  Full name of registrant: ELUTION TECHNOLOGIES, INC.

                         Former name if applicable: Nostalgia Motorcars, Inc.

                     Address of principal executive office
               (Street and number): 2920 E. Camelback Road, Suite 150

                   City, state and zip code: Phoenix, AZ  85016

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          PART II. RULE 12B-25 (B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

          [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          PART III. NARRATIVE.

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-KSB for the year ended December 31, 2002 for Elution Technologies, Inc. could not be filed within the prescribed period because the Company's S.E.C. approved auditors gave notice to the Company that they are no longer doing S.E.C. audit work. The notice was given to Elution late in the quarter and the Company was unable to appoint a new independent auditor and complete the audit and annual report by the required filing date. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.


PART IV.          OTHER INFORMATION.

          (1) Name and telephone number of person to contact in regard to this notification:

                  Thomas Kreitzer             (602)              957-8574
               ----------------------------------------------------------------
                  (Name)                   (Area Code)       (Telephone Number)

          (2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes                  [ ]  No

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

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ ] Yes                  [X]  No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                            ELUTION TECHNOLOGIES, INC.
                   ------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  March 28, 2003                         By: /s/ Thomas Kreitzer
                                               -----------------------------
                                               Thomas Kreitzer
                                               Interim Chief Executive Officer




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